UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 7

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong Tel: 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 284,191,169	$8,724.67

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 121,360,500 Scheme Shares (either directly or in the form of American Depositary Shares, each representing ten Ordinary Shares), par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited, which represents all shares outstanding on the date hereof and not owned by Bowenvale Limited, at a purchase price of HK$18.30 per Ordinary Shares or HK$183.00 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.8148 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 14, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $8,724.67

FORM OR REGISTRATION NO.: Schedule 13E-3

FILING PARTY: AsiaCo Acquisition Ltd.

DATE FILED: March 20, 2007

This Amendment No. 7 amends in its entirety Item 16 of the Schedule 13E-3 initially filed by (1) Asia Satellite Telecommunications Holdings Limited; (2) AsiaCo Acquisition Ltd.; (3) Able Star Associates Limited; and (4) GE Capital Equity Investments, Inc., with the Securities and Exchange Commission on March 20, 2007, as amended by Amendment No. 1 filed on March 21, 2007, Amendment No. 2 filed on April 4, 2007, Amendment No. 3 filed on April 16, 2007, Amendment No. 4 filed on April 18, 2007, Amendment No. 5 filed on April 24, 2007, and Amendment No. 6 filed on April 26, 2007.

Item 16. Exhibits.

Exhibit Number	Description

(a)(1)*	Scheme Document, dated March 19, 2007

(a)(5)(1)*	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)*	Letter to Shareholders, dated 19 March 2007

(a)(5)(4)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(5)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(6)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(7)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(8)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(9)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(b)(1)*	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)*	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)*	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)*	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)*	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)*	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)*	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)*	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)*	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)*	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)*	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)*	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(10)*	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

(g)(1)*	Form of voting instruction card for holders of ADSs

(g)(2)*	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)*	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

*	Previously filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name:	Peter Jackson
Title:	Chief Executive Officer
Date:	May 17, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Nancy Ku /s/ Kenneth Ko
Name:	Nancy Ku Kenneth Ko
Title:	Director Director
Date:	May 17, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Kenneth Ko
Name:	Kenneth Ko
Title:	Director
Date:	May 17, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ John W. Campo, Jr.
Name:	John W. Campo, Jr.
Title:	Managing Director
Date:	May 17, 2007

BOWENVALE LIMITED

By:	/s/ Nancy Ku /s/ Kenneth Ko
Name:	Nancy Ku Kenneth Ko
Title:	Director Director
Date:	May 17, 2007

CITIC GROUP

By:	/s/ Mi Zeng Xin
Name:	Mi Zeng Xin
Title:	Director
Date:	May 17, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ John W. Campo, Jr.
Name:	John W. Campo, Jr.
Title:	Attorney in Fact
Date:	May 17, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Scheme Document, dated March 19, 2007

(a)(5)(1)*	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)*	Letter to Shareholders, dated 19 March 2007

(a)(5)(4)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(5)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(6)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(7)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(8)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(9)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(b)(1)*	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)*	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)*	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)*	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)*	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)*	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)*	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)*	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)*	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)*	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)*	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)*	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(10)*	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

(g)(1)*	Form of voting instruction card for holders of ADSs

(g)(2)*	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)*	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

*	Previously filed with the SEC.